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                                                           Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

PARIS, AUGUST 14, 2002 - The following open letter to all Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] shareholders and employees was issued on Sunday, August 18, 2002, out of Paris.

                                       ***

                "I AM ABSOLUTELY CONVINCED THAT WE WILL SUCCEED."

I owe it to all of you, employees and shareholders, to tell you the truth. This is our situation.

The first half's net loss before non-recurring items, the very high amount of the goodwill impairment charge, the realization that our cash position is difficult, being downgraded two levels by Standard & Poor's after having been downgraded by Moody's at the beginning of July -- all of these factors have led to a considerable fall in our share price.

Contradictory information that is often wrong is circulating and feeding doubts.

I want to reassure you: the company's situation is certainly tense, but I have identified the way out of this crisis and the way to be back on track:

1. The analysis of all our businesses and assets has now been completed. It shows that their value remains well above that of our debt, and that strict management will even allow the value of the assets we keep to be significantly increased.

2. We had a dramatic short-term cash crisis. When I arrived on July 3, it was to find a company facing major liquidity issues. We rapidly negotiated with seven banks to obtain 1 billion euro cash facility. At the moment, this credit line is fully available, and the money will be used gradually. An additional 2 billion euros are, however, needed to meet our commitments and avoid having to sell off assets in a rush. The legal conditions and commitments required by the banks were accepted by Vivendi Universal's Board of Directors at its meeting on August 13, and signed by me on the Board's behalf. Everything should be in place for the end of September at the latest.

3. I have committed to sell assets worth at least 10 billion euros over the coming two years, of which 5 billion euros of disposals will be completed in the next nine months. How have we arrived at this figure of 10 billion? This sum corresponds to our excess debt, based on comparing it with the level needed for all of our businesses to have a triple-B rating.
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      The assets concerned have all been identified. The Board of Directors'
      meeting of August 13 gave its go-ahead for this plan to be put in place.

      The immediate disposal of Houghton Mifflin, which I regret, is a vital element of our plan. This disposal is relatively easy to carry out under satisfactory price conditions. Decisions have already been taken regarding all of the other assets included in the plan, either because they are part of the Canal+ Group restructuring plan, or because they are non-core activities for Vivendi Universal.

      To be more precise, the plan does not include our stakes in Vivendi Environnement and Cegetel, or our 49% in the future Canal+. Neither, other than Houghton Mifflin, does it involve any of the publishing businesses owned by Vivendi Universal Publishing, nor Universal Music Group, nor Vivendi Universal Entertainment.

      How is this possible? The reason is that, as I have already said, this extremely indebted company has, paradoxically, retained a considerable number of scattered assets that are of little or even no use to its core strategy.

4. All strategic options are therefore possible:

      - We can continue to build an international media and communications company. With what strategy?

      -     We could take majority control of Cegetel. How?

      - We could take back our majority control of Vivendi Environnement, the world leader in its activities. But, with what objectives?

All of these strategic options are possible, but not at the same time. These various activities have nothing to do with one another. Some will have to be sold to find the financial flexibility needed for the others.

The objective is to select the plan that will have the best chance of creating value for our shareholders.

New management principles for the organization of the holding company are already in place, with the priority objective being to carry through our program of disposals while at the same time taking care of the future of each of our businesses and their employees.

5. So we will get through this difficult period that is taking up all our energy today, but the price will be high: interest rates, constraints on the pledged assets, and the vital necessity to rapidly carry out the program of disposals that we are committed to.

      The freedom to implement our strategy and the recovery of our share price depend on this program being carried out successfully. But that's not the only factor: from now on, all of our businesses have to focus on their net income and cash flow. Substantial progress is possible over the next few months.
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      There are still many obstacles in our way, but I am absolutely convinced that we will succeed. Despite these difficult circumstances, I am counting on the support and commitment of each and every one of you.

IMPORTANT DISCLAIMER:

This press release/open letter contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that new financing will not adequately satisfy all immediate or medium-term obligations; the risk that the level of debt reduction expected to be achieved as a result of certain restructurings or asset disposals will not materialize; the risk that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; the risk that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; changes in currency exchange rates; changes in global and local business and economic conditions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       ###
      CONTACTS:
      MEDIA                             INVESTOR RELATIONS
      PARIS                             PARIS
      Antoine Lefort                    Laura Martin
      +33 (1).71.71.1180                917.378.5705
                                        Laurence Daniel
      NEW YORK                          +33 (1).71.71.1233
      Anita Larsen
      +(1) 212.572.1118                 NEW YORK
      Mia Carbonell                     Eileen McLaughlin
      +(1) 212.572.7556                 +(1) 212.572.8961